Will H. Cai
+852 3758 1210
wcai@cooley.com

April 23, 2024

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Crypto Assets
100 F Street, N.E.
Washington, D.C. 20549

Attn:	Mr. Austin Stanton Mr. David Gessert

Re:	Bitdeer Technologies Group Post-Effective Amendment No. 2 to Form F-1 on Form F-3 Filed March 28, 2024 File No. 333-273905

Dear Mr. Stanton and Mr. Gessert:

On behalf of our client, Bitdeer Technologies Group (the “Company”), we are responding to the comment of the staff (the “Staff”) of the Securities and Exchange Commission contained in the letter dated April 16, 2024, relating to the above referenced Post-Effective Amendment No. 2 to the Registration Statement on Form F-1 on Form F-3. Concurrently with the submission of this letter, the Company is filing Amendment No. 3 to the Registration Statement on Form F-1 on Form F-3 (the “Post-Effective Amendment No. 3”).

Set forth below are the Company’s response to the Staff’s comment. The Staff’s comment is repeated below in bold and is followed by the Company’s response.

Post-Effective Amendment No. 2 to Form F-1 on Form F-3 filed March 28, 2024

Cover Page

1.
Please note that Instruction I.A.2 of Form F-3 requires, among other items, that you have been subject to the requirements of Section 12 or 15(d) of the Exchange Act for a period of at least twelve calendar months immediately preceding the filing of this registration statement. Your registration statement for your initial public offering went effective on March 27, 2023. Accordingly, assuming you continue to timely file your required Exchange Act reports, prior to requesting effectiveness of this registration statement, please amend your post-effective amendment on Form F-3 on or after April 1, 2024, or advise. See Rule 401(c) of Regulation C and Securities Act Forms C&DI Question 115.06.

In response to the Staff’s comment, the Company is filing the Post-Effective Amendment No. 3.

* * *

If you have any questions regarding the response letter, please contact the undersigned by phone at +852-3758-1210 or via e-mail at wcai@cooley.com.

Very truly yours,

/s/ Will H. Cai

Will H. Cai

cc:	Jihan Wu, Chairman and Chief Executive Officer, Bitdeer Technologies Group